VOZROZHDENIE BANK

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 19 2007
WASH, D.C.
203

File № 82-4257

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

03.09.07
1108/9624

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07026779

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

9/20

Statement of material fact

Dividends payment

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Category (type), series and other identification characteristics of securities
– ordinary non-documentary registered shares,
– preference non-documentary registered shares with fixed dividend
2.2. State registration number of the share issue (additional issue), date of state registration (identification number of the issue (additional issue) of the securities and date of number assignment in case if such issue is not subject to registration according to the Federal Law "On the stock market")
– 10101439B, April 12th 1991;
– 20201439B, March 6th 2002
2.3. Name of the registration body executing state registration of the share issue (additional issue) (name of the body which gave the share issue (additional issue) identification number in case if such issue is not subject to registration according to the Federal Law "On the stock market")
The Central Bank of the Russian Federation
2.4. Essence of the issuer's commitment, and for monetary obligations or any other commitments, which can be expressed in monetary terms – the amount of such commitment in monetary terms
Commitment to pay dividends on ordinary non-documentary registered shares and preference non-documentary registered shares with a fixed dividend
The amount of such commitment in monetary terms: RUB 12,963,357 (Twelve million nine hundred sixty three thousand three hundred fifty seven).
2.5 The issuer's governing body which took decision to pay (declare) dividends on the issuer's shares
General Meeting of Shareholders of the Bank Vozrozhdenie
2.6 Date of taking decision to pay (declare) dividends on the issuer's shares
June 29, 2007
2.7. Date of drawing up the minutes of the meeting of the authorized governing body which took decision to pay (declare) dividends on the issuer's shares
July 9, 2007
2.8. Total amount of dividends accrued on the issuer's shares of a certain category (type) and the amount of dividend accrued to each share of a certain category (type); total amount of interests and other income subject to payment on the issuer's bonds of certain category (type) and amount of interests and other income subject to payment on each issuer's bond of certain category (type).
Total amount of dividends accrued on:
– ordinary non-documentary registered shares – RUB 10,374,347 (Ten million three hundred seventy four thousand three hundred forty seven)
– preference non-documentary registered shares with a fixed dividend – RUB 2,589,010 (Two million five hundred eighty nine thousand ten)
Amount of dividend accrued on:
– one ordinary non-documentary registered share with nominal value of RUB 10 – RUB 0,50;
– one preference non-documentary registered share with a fixed dividend and nominal value of RUB 10 – RUB 2.
2.9. Form of paying income on the issuer's shares (funds, other property)
For legal entities – by funds transfer in rubles of the Russian Federation;
for individuals – by funds transfer or in cash in rubles of the Russian Federation.

BANK

File № 82-4257

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

10.09.07
1108/9914

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Statement of material fact
Information on coupon accrued/paid on bonds of series 01
Information on income accrued and (or) paid on securities of the issuer

1. General information.

1.1. Full official name of the issuer (name for non-commercial organisation)	Bank Vozrozhdenie
1.2. Abbreviated official name of the issuer	V. Bank
1.3. Residence of the issuer	7/4, Luchnikov pereulok, building 1, Moscow, 101999, Russian Federation
1.4. Basic state registration number of the issuer	1027700540680
1.5. Taxpayer identification number of the issuer	5000001042
1.6. Unique code attributed to the issuer by registration authority	1439
1.7 Address of web site used by the issuer for disclosure of information:	http://www.vbank.ru

2. Content of information

2.1 Kind, category (type), series and other identification requisites of securities.
Interest-bearing non-convertible secured documentary bonds of series 01 payable to bearer with obligatory centralized keeping and without option of early redemption with maturity of 1092 (one thosand ninety two) days from the initial date of bond issue.
2.2. State registration number of securities issue and date of state registration
40101439Bdated February 8, 2007.
2.3. Name of the registration authority that registered the securities issue.
Central Bank of Russian Federation.
2.4. Governing body of the issuer adopting resolution to determine the size of interest (coupon) rate on bonds of the issuer.
The level of the interest (coupon) rate is determined according to the Decision about the securities' issue and the Prospectus of the securities' issue, adopted by the Board of Directors of Bank Vozrozhdenie on December 29, 2006 (Minutes No6 dated December 29, 2006). The rate of the first coupon at the level 8.95 (eight and ninety five hundredth) percent per annum was approved by the Management Board of Bank Vozrozhdenie (Minutes No9 dated March 7, 2007).
2.5. Date of adopting resolution on size (the order of determining the size) of interest (coupon) on bonds of the issuer
March 7, 2007
2.6. Date of drawing up the Minutes of competent governing body of the issuer adopting resolution to define the interest (coupon) rate for the bonds of the issuer.
March 7, 2007
2.7. Total amount of interest or other income to be paid on the bonds of the issuer:
133,890,000.00 (One hundred thirty three million eight hundred ninety thousand) rubles.
The volume of interest and/or other income to be paid on the one bond of the issuer:
44 (Forty four) rubles 63 kopeks.
2.8. Form of income to be paid on securities of the issuer.
Payment in rubles of Russian Federation by funds transfer.
2.9. Date of obligation to pay income on securities of the issuer (income on bonds) fulfillment or the final date of a fixed term (period) in case if a certain term was set for fulfillment of obligation to pay income on the securities by the issuer:
September 5, 2007.
2.10 Total amount of income paid on the issuer's bonds of a certain issue (series).
133,890,000.00 (One hundred thirty three million eight hundred ninety thousand) rubles.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A. V. Dolgopolov
3.2. September 05, 2007	Stamp	

Statement of material fact
Payment of coupon on bonds of series 01
Information on coupon payment

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Category (type), series and other identification characteristics of securities
Interest-bearing non-convertible secured documentary bonds of series 01 payable to bearer with obligatory centralized keeping and without option of early redemption with maturity of 1092 (one thousand ninety two) days from the initial date of bond issue.
2.2. State registration number of the share issue (additional issue), date of state registration, name of the registration body executing state registration of the share issue
40101439Bdated February 8, 2007.
2.3 Essence of the Issuer's commitment, and for money liability or any other commitment, which can be expressed in monetary terms — the amount of such liability in monetary terms
Payment of first coupon on bonds.
The amount of commitment in monetary terms:
133,890,000.00 (One hundred thirty three million eight hundred ninety thousand) rubles.
2.4. The date, when the Issuer's commitment shall be fulfilled, and in case the commitment is to be fulfilled by the Issuer within the certain term (period of time) — the deadline: September 5, 2007
2.5. The fact of fulfillment or non-fulfillment (default) of the Issuer's commitment.
Commitment is completely fulfilled.
2.6. In case of non-fulfillment by the Issuer of his commitment (default) the reason for such default must be stated, and with regard to monitory liability or other commitment, which can be expressed in monitory terms — also the amount of such commitment in monitory terms, in which it is not fulfilled.
Commitment is completely fulfilled.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A. V. Dolgopolov
3.2. September 05, 2007	Stamp	

END